	Duane Morris	FIRM and AFFILIATE OFFICES

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FREDERICK W. DREHER		LOS ANGELES
DIRECT DIAL: 215.979.1234		CHICAGO
PERSONAL FAX: 215.979.1213		HOUSTON
E-MAIL: fwdreher@duanemorris.com		HANOI
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	July 29, 2009	BOSTON
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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg,
                   Senior Assistant Chief Accountant
Re: Donegal Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 12, 2009 File Number: 000-15341
Dear Mr. Rosenberg:
     The purpose of this letter is to provide a detailed response on behalf of Donegal Group Inc., or the Company, to the comment contained in the Commission’s July 24, 2009 letter to Jeffrey D. Miller, the Senior Vice President and Chief Financial Officer of the Company. For convenience of reference, we have included in italics the Commission’s comment followed by the Company’s response to that comment.
     The Company’s response is as follows:
Definitive Proxy Statement filed March 16, 2009
Executive Compensation
Compensation Discussion and Analysis
Our Compensation Philosophy and Objectives. page 15
1. We have reviewed your response to prior comment 4 regarding how you arrive at the cash available for allocation in your cash incentive compensation program. In the revised disclosure that

Duane Morris llp

30 South 17th Street PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Securities and Exchange Commission

July 29, 2009
you have presented, it appears that you have omitted several steps that you describe in your response to prior comment 4. The steps that you have described in your response are below. Please expand your disclosure to include the bolded bullet points previously omitted from this disclosure and describe the “certain exclusions” that you refer to in the last bullet point.
•	The Company first determines the base underwriting income of the Donegal Insurance Group for the year.

•	The Company then adjusts this amount by adding back the amount it has accrued for executive bonuses, a formula-based adjustment for catastrophe losses and a formula-based adjustment for guaranty fund assessments.

•	The Company then adjusts its underwriting income for the year by a variable percentage specified in the incentive plan based on the growth in the Company’s net written premium for the year. This percentage ranges from 2.5% for growth in net written premium that is less than 5.0% to 4.5% for growth in net written premium that is 12.0% or greater.

•	The Company further adjusts its underwriting income for the applicable year by a variable percentage specified in the incentive plan based on the Company’s return on equity for the year. This percentage ranges from 75.0% for a return on equity of less than 7.0% to 150.0% for 0. return on equity in excess of 15.0%.

•	The Company then multiplies the resulting amount by 5.0% and the product of that multiplication is the executive incentive pool for the applicable year.

•	The Company reduces the executive officers incentive pool amount by 50.0% for any year in which the surplus of the Donegal Insurance Group decreases by 5.0% ·or more, subject to certain exclusions.
     The Company proposes to make substantially all of the additional disclosures requested by the staff comments, but believes disclosure of some precise details of the plan would harm the Company’s competitive position. The paragraph as proposed to be revised for inclusion in the Company’s 2010 proxy statement for its annual meeting of stockholders would read in its entirety as follows:
     “For a number of years, we have maintained a formula-based cash incentive compensation plan for our officers, including our named executive officers. The formula is based on the annual underwriting income of the insurance companies that comprise the Donegal Insurance Group, which is our insurance subsidiaries and Donegal Mutual. The formula operates as follows:

Securities and Exchange Commission

July 29, 2009
•	We first determine the base underwriting income of the Donegal Insurance Group for the year.

•	We then adjust this amount by adding back our accrual for bonuses to our officers, and make a formula-based adjustment to limit the impact of any catastrophe losses and guaranty fund assessments.

•	We then adjust the amount so determined based on variable percentages specified in the plan of the growth in new written premium of Donegal Insurance Group for the year that ranges from 2.5% to 5.0%.

•	We then further adjust the amount so determined by a variable percentage specified in the plan based on the Company’s return on equity for the year. This percentage ranges from 75% to 150%.

•	We then multiply the amount so determined by 5.0% and the amount resulting constitutes the executive incentive compensation pool for the applicable year.

•	If the Donegal Insurance Group’s surplus for the year is below an amount specified in the plan, the executive incentive compensation pool is then reduced by 50%, exclusive of any decreases in surplus caused by the changes in the price of our stock, statutory reserve changes and statutory accounting changes.”
     We would be happy to discuss the Company’s responses with you in order to address any further questions or concerns. Please call the undersigned at (215) 979-1234 to arrange a discussion.

Sincerely,
/s/ Frederick W. Dreher
Frederick W. Dreher

FWD:am

cc:	Donald H. Nikolaus Jeffrey D. Miller Kathleen Johnson